Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

July 24, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 24, 2018 The Nasdaq Stock Market (the "Exchange") received from Greenland Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Units, each consisting of one Ordinary Share, one Right and one Warrant

Ordinary Shares, no par value

Rights, exchangeable into one-tenth of one Ordinary Share

Warrants, each exercisable for one-half of one Ordinary Share, each whole Ordinary
Share exercisable for $11.50 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery